Exhibit 99.1
Canadian Solar Reports 3Q10 Financial Results
     3Q10 Highlights
•	Net revenues of $377.2 million for 3Q10, compared to net revenues of $328.7 million for 2Q10.

•	Shipments of 200.4 MW for 3Q10, including 7.5 MW sold as solar system kits, compared to shipments of 181.2 MW for 2Q10.

•	Gross margin of 17.3% for 3Q10, compared to gross margin of 13.6% for 2Q10.

•	Net income of $0.47 per diluted share for 3Q10, compared to $0.07 per diluted share for 2Q10.
Ontario, Canada, November 18, 2010 — Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced its financial results for the third quarter ended September 30, 2010 and its outlook for the fourth quarter and full year 2010.
Net revenues for the third quarter of 2010 were $377.2 million, compared to net revenues of $328.7 million for the second quarter of 2010 and net revenues of $213.1 million for the third quarter of 2009.
Net income for the third quarter of 2010 was $20.3 million, or $0.47 per diluted share, compared to a net income of $3.2 million, or $0.07 per diluted share for the second quarter of 2010 and net income of $25.3 million, or $0.69 per diluted share, for the third quarter of 2009.
Shipments for the third quarter of 2010 were 200.4 MW, compared to shipments of 181.2 MW for the second quarter of 2010 and shipments of 102.6 MW for the third quarter of 2009. The Company’s sales came from the key solar industry markets worldwide. While Europe continued to be the Company’s largest contributing geographic market, the Company has significantly increased its sales to the Asia Pacific region and North America as part of its market diversification strategy. Third quarter 2010 sales also included 7.5 MW sold as solar system kits.
Dr. Shawn Qu, Chairman and CEO, remarked: “This was a strong quarter for us, marked with shipment volumes at the high end of expectations and a better-than-expected gross margin. The increase in 3Q10 revenues compared to 2Q10 was driven by strong demand in all our key markets, including Europe, Asia Pacific and North America, strong selling prices, revenues from solar systems sales and higher prices from our premium product sales. Our results also benefitted from operational improvements. Our internal cell production contributed 130 MW, above our expected 127 MW, along with the contribution of 37 MW of internally produced wafers, which was in line with our expectations. Average non-silicon processing costs declined modestly in September. Silicon raw materials prices appear to have peaked in September and October and are now beginning to stabilize, while the prices of most other raw materials have been and remain stable.”
Andrew Chen, CFO, commented: “3Q10 gross margins of 17.3% came in above our forecast of 14.5% to 15.5%. Increased vertical integration and improved non-silicon processing costs provided most of the gross margin improvement. The stronger Euro was less of a contributing factor to the gross margin than in the past since about 50% of our 3Q10 revenues were in USD denominated sales. Operating expenses returned to normal levels in 3Q10 and are expected to improve moving forward given the Company’s increasing scale.”

	Revenue by Geography
	3Q 2010		2Q 2010		3Q 2009
	US$M	%	US$M	%	US$M	%
Europe	290.3	77.0%	284.1	86.4%	186.6	87.6%
America	25.6	6.8%	24.2	7.4%	12.9	6.0%
Asia and others	61.3	16.2%	20.4	6.2%	13.6	6.4%
Total	377.2	100.0%	328.7	100.0%	213.1	100.0%
Business Outlook
Our outlook is based on our current views with respect to operating and market conditions, and its current order book and customer’ forecasts, all of which are subject to change. The risks to our outlook also include changes in foreign exchange rates, interest rates, products and materials pricing and the project financing environment.
4Q10 Guidance: For 4Q10, we expect shipments of approximately 220 MW to 230 MW, with gross margins in the range of 17% to 18%.
2011 Guidance: For the full year 2011, we expect shipments to be approximately 1,200 MW to 1,300 MW, with 1Q11 gross margins in the range of 18% to 19%.
Internal cell and wafer production: We have already expanded our annual internal cell capacity to 800 MW and expect 180 MW of internal cell production in 4Q10 and 200 MW in 1Q11. We expect to increase ingot and wafer nameplate capacity to 400 MW by mid-2011, which will include 100 MW of 6” mono-crystalline wafer capacity. By mid-2011, we plan to achieve 1,300 MW of cell capacity by adding 500 MW of additional capacity, of which 300 MW will be capable for metal wrap-through and 200 MW capable for enhanced selective emitter technology. We are on track to complete construction of our new cell facility in early 2011, with new cell lines ramping up in 2Q10.
Dr. Shawn Qu, Chairman and CEO, remarked: “Our core plan for reaching next year’s objectives includes lower costs, increased production capacity, further product differentiation and ongoing corporate branding efforts. Our target is to reach a wafer to module processing cost of $0.50 to $0.55 per watt by December 2010. Our processing cost for enhanced selective emitter cells declined to $0.20 per watt in September, with conversion efficiencies of up to 18.7%. Next year, we expect to have a larger downstream footprint in the systems business, both in Ontario and Japan, which should contribute to our business operations and enhance our brand recognition. Also, we expect to have an increasing volume and variety of premium module products, such as the New Edge and higher power output products, which should help support prices and permit us to gain market share.”
Investor Conference Call / Webcast Details
The dial-in number for the live audio call, which will begin on Thursday, November 18, 2010 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. November 18, 2010 in Hong Kong), is +1-617-801-9711. The conference call passcode is 81392786. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.
A replay of the call will be available approximately two hours after the conclusion of the live call through 10:00 a.m. on November 25, 2010, U.S. Eastern Time (11:00 p.m., November 25, 2010 in Hong Kong) by telephone at +1-617-801-6888. To access the replay, use passcode 42446931. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.
Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director	David Pasquale
Canadian Solar Inc.	Global IR Partners
Tel: +1-519 954 2057	Tel: +1-914-337-8801
Fax: +1-519-954-2597	csiq@globalirpartners.com
ir@canadiansolar.com
Safe Harbor/Forward-Looking Statements:
Certain statements in this press release including statements regarding our expected revenue, expected future shipment volumes, gross margins, manufacturing capacities, processing costs, and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; the availability of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on August 19, 2010. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

Item	3Q 2010	2Q 2010	3Q 2009	2010 1~9	2009 1~9

Net revenues	377,183	328,675	213,126	1,042,789	376,767
Cost of revenues	311,907	284,069	178,392	890,994	322,848

Gross profit	65,276	44,606	34,734	151,795	53,919

Selling expenses	10,309	11,941	6,564	32,948	11,674
General and administrative expenses	13,734	13,957	7,327	35,865	18,255
Research and development expenses	1,256	1,689	964	4,779	1,963

Total operating expenses	25,299	27,587	14,855	73,592	31,892

Income from operations	39,977	17,019	19,879	78,203	22,027
Interest expenses	(5,381)	(6,446)	(2,498)	(15,689)	(6,665)
Interest income	2,513	1,630	756	5,538	4,168
(Loss) Gain on change in fair value of derivatives	(23,601)	21,563	(1,381)	(1,502)	8,935
Exchange gain (loss)	11,927	(30,529)	9,665	(35,040)	12,827

Income before taxes	25,435	3,237	26,421	31,510	41,292
Income tax expenses	4,893	120	1,103	6,467	3,086

Net income	20,542	3,117	25,318	25,043	38,206
Less: Net income (loss) attributable to Non-controlling interest	225	(101)	(25)	11	(25)

Net income attributable to CSI	20,317	3,218	25,343	25,032	38,231

Basic earnings per share	$0.47	$0.08	$0.71	$0.58	$1.07
Basic weighted average outstanding shares	42,870,102	42,840,944	35,765,185	42,822,584	35,704,895
Diluted earnings per share	$0.47	$0.07	$0.69	$0.57	$1.06
Diluted weighted average outstanding shares	43,628,249	43,655,154	36,571,071	43,696,559	36,126,760

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

Item	September 30, 2010	December 31, 2009

Assets
Current assets
Cash and cash equivalents	296,424	160,111
Restricted cash	255,109	179,390
Accounts receivable, net of allowance for doubtful accounts	146,734	151,549
Inventories	196,415	164,313
Value added tax recoverable	35,580	39,495
Advances to suppliers	65,406	17,264
Foreign currency derivative assets	121	—
Prepaid and other current assets	45,969	41,865

Current assets — subtotal	1,041,758	753,987
Property, plant and equipment, net	283,671	217,136
Intangible assets	2,140	1,824
Advances to suppliers	35,868	35,210
Prepaid land use right	13,291	12,535
Investments	7,025	7,101
Deferred tax assets — non current	12,420	10,910
Other non-current assets	5,717	—

Total assets	1,401,890	1,038,703

Liabilities and equity
Current liabilities
Short term borrowings	534,114	251,702
Accounts payable	85,678	92,271
Notes payable	82,801	105,218
Other payables	39,060	34,724
Advances from customers	12,958	3,644
Amounts due to related parties	266	261
Foreign currency derivative liabilities	16,097	523
Provision for firm purchase commitment	18,722	13,823
Other current liabilities	12,378	12,775

Current liabilities — subtotal	802,074	514,941
Accrued warranty costs	26,842	16,900
Liability for uncertain tax positions	11,312	10,705
Convertible notes	896	866
Long term borrowings	58,670	29,290

Total liabilities	899,794	572,702

Common shares	501,125	500,322
Additional paid in capital	(58,027)	(61,269)
Retained earnings	36,574	11,542
Accumulated other comprehensive income	22,026	15,121

Total Canadian Solar Inc. shareholders’ equity	501,698	465,716
Non-controlling interest	398	285

Total equity	502,096	466,001

Total liabilities and equity	1,401,890	1,038,703